SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the year ended: December 31, 2000

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from ____ to ____

Commission file number: 1-9410

COMPUTER TASK GROUP, INCORPORATED
401(K) RETIREMENT PLAN
(Full title of the Plan)

COMPUTER TASK GROUP, INCORPORATED
(Name of issuer of the securities held pursuant to the Plan)

800 Delaware Avenue
Buffalo, New York 14209
(address of principal executive office of the issuer)

FINANCIAL STATEMENTS

COMPUTER TASK GROUP, INCORPORATED
401(k) RETIREMENT PLAN

DECEMBER 31, 2000
with
INDEPENDENT AUDITOR'S REPORT

COMPUTER TASK GROUP, INCORPORATED

401(k) RETIREMENT PLAN

CONTENTS

                                                                            Page
                                                                            ----

Independent Auditor's Report................................................   1

Financial Statements:
   Statement of Net Assets Available for Plan Benefits...... ...............   2
   Statement of Changes in Net Assets Available for Plan Benefits...........   3

Notes to the Financial Statements......................................... 4 - 7

Supplemental Schedule:
   Schedule of Assets Held for Investment
    Purposes at December 31, 2000...........................................   8

COMPUTER TASK GROUP, INCORPORATED 401(k) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

INDEPENDENT AUDITOR'S REPORT

To the Participants and Administrator of
     Computer Task Group, Incorporated
     401(k) Retirement Plan

        We have audited the accompanying statement of net assets available for plan benefits of Computer Task Group, Incorporated 401(k) Retirement Plan as of December 31, 2000 and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Computer Task Group, Incorporated 401(k) Retirement Plan as of December 31, 2000, and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

        Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for purposes of complying with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP

Buffalo, New York
June 15, 2001

COMPUTER TASK GROUP, INCORPORATED 401(k) RETIREMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31, 2000

              ASSETS

Investments, at market value:
     Shares of registered investment companies                 $     126,615,077
     Employer securities                                                 955,021
     Participant loans                                                 2,551,621
                                                                ----------------
                                                                     130,121,719

Cash and cash equivalents                                             10,347,625
                                                                ----------------

Net assets available for plan benefits                         $     140,469,344
                                                                ================

See accompanying notes.

COMPUTER TASK GROUP, INCORPORATED 401(k) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the Year Ended December 31, 2000

Sources of net assets:
     Employee contributions                                    $      13,374,834
     Employer contributions                                            2,735,929
     Interest and dividend income                                     10,762,602
     Realized loss on investment transactions                         (1,168,132)
     Unrealized loss on investment transactions                      (17,493,672)
     Transfers in from other plans                                     5,280,925
                                                                ----------------
                  Total sources of net assets                         13,492,486

Applications of net assets:
     Termination benefits and withdrawal payments                    (24,022,099)
     Administrative expenses                                             (42,631)
                                                                ----------------
                  Total applications of net assets                   (24,064,730)

Decrease in net assets                                               (10,572,244)

Net assets available for plan benefits:
     Beginning of year                                               151,041,588
                                                                ----------------

     End of year                                                    $140,469,344
                                                                ================

COMPUTER TASK GROUP, INCORPORATED 401(k) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1. - DESCRIPTION OF THE PLAN

        The following description of the Computer Task Group, Incorporated 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

        General - The Plan is a defined contribution plan with salary reduction features as permitted under Section 401(k) of the Internal Revenue Code. The Plan is funded by employee and employer contributions and covers all employees of Computer Task Group, Incorporated (CTG) who complete one hour of service. Broker commissions associated with investment transactions are paid by the Plan. The assets of the Plan are maintained in mutual funds and employer stock held by Fidelity Management Trust Company (Fidelity). The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

        During 1999 CTG acquired two companies, Darca and Exempler, who had sponsored their own separate 401(k) plans. All employees of these companies became employees of CTG and became eligible to participate in the CTG 401(k) Retirement Plan. During January 2000, each of these two plans was merged into the CTG 401(k) Retirement Plan. None of the benefits offered under the prior plans were reduced after the merger into CTG’s plan.

        SEC Filing Requirements – Prior to November 1, 2000, CTG contributed a discretionary supplemental matching contribution to the plan in the form of CTG stock. Beginning November 1, 2000, CTG changed their method of funding the employer matching contribution from employer stock to cash. On the same date, employer stock was added as a participant directed option in the plan. Since an interest in the shares was issued to the plan’s participants, the plan falls under the rules and reporting requirements of the Securities and Exchange Commission (SEC). This requires the plan to file Form 11-K with the SEC within 180 days of the plan’s year end. Since the SEC does not allow the limited scope audit permitted under the provisions of 29 CFR 2520.103-8 of the DOL Regulations, a full scope audit is required to be performed.

        Contributions - The Plan provides for employee pre-tax contributions of 1% to 18% of salary, up to the maximum annual limitations allowed by the Internal Revenue Code. The Company may contribute one-half of each participant’s elective contribution, not to exceed 2% of compensation for employees who work at least 1 hour during the Plan year. In addition, the Plan may contribute a discretionary supplemental matching contribution. The supplemental matching contribution is equal to one-half of each participant’s elective contribution greater than 4%, but less than 6% of compensation for employees who work at least 1,000 hours during the Plan year, and complete one year of service. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their investment allocation on a daily basis.

        Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. Participants become 50% vested in employer contributions after three years of service and fully vested after four years of service. Should the Plan be deemed top-heavy, an alternate vesting schedule will apply for those top-heavy years.

        Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their employer contributions.

        Forfeitures - Amounts forfeited by participants are used to reduce future employer contributions. For the year ended December 31, 2000, forfeited nonvested accounts totaled $1,122,117.

        Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, whichever is less. Loan terms range from 1-5 years and may exceed five years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator.

        Participant Accounts - Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

        Withdrawals and Distributions - Unless a participant elects otherwise, distributions will be made as soon as practical after a participant’s normal retirement date or actual retirement date occurs. The normal retirement date is the date upon which a participant reaches age 65.

        Participants may receive their accumulated vested benefits held by the Plan’s trustee upon termination of employment or elect to keep their vested balance in the Plan until the earlier of normal retirement age, death, or disability, if their account balance is in excess of $5,000. If the participant elects to keep their vested interest in the Plan, the participant’s account will continue to receive its share of earnings and losses.

NOTE 2. - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Accounting - The accounts of the Plan are maintained on an accrual basis of accounting.

        Accounting Estimates - The process of preparing financial statements requires management to use estimates and assumptions that affect certain types of assets, liabilities, and changes therein. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts.

        Investments - The Plan’s assets are invested in the common stock of Computer Task Group, Incorporated and several mutual funds through Fidelity Management Trust Company, the Plan custodian and trustee. All investments are presented at market value based upon quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. The 2001 market volatility of equity based investments is expected to substantially impact the value of such investments at any given time. It is likely that the value of the plan’s investments, both in total and in individual participant accounts, has declined since December 31, 2000.

        Income Taxes - The Internal Revenue Service has issued a favorable determination letter dated July 29, 1994 on the tax status of the Plan. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, income taxes have not been provided for in the accompanying financial statements as applicable federal and state regulations exempt the Plan and related trust fund from such taxes.

NOTE 3. - INVESTMENTS

        The following presents investments that represent 5% or more of the Plan’s net assets:

December 31, 2000
Fidelity Magellan Fund	$44,367,507
Fidelity Blue Chip Fund	$ 7,347,980
Fidelity Growth and Income Fund	$22,916,203
Fidelity Overseas Fund	$ 8,257,837
Fidelity Asset Manager Growth Fund	$12,483,531
Fidelity Retirement Money Market Fund	$10,347,625

        The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $18,661,804 as follows:

December 31, 2000
Shares of registered investment companies	$(17,369,501)
Employer securities	(1,292,303)
Total depreciation	$(18,661,804)

        Nonparticipant - Directed Investments - Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments.

December 31, 2000
Net Assets:
CTG Common Stock	$ 955,021
Interest bearing cash	$ 133,502
Year Ended December 31, 2001
Changes in Net Assets:
Contributions	$ 892,135
Interest and dividends	8,638
Net depreciation	(1,292,303)
Benefits paid to participants	(95,546)
Forfeitures	(56,421)
Net transfers from participant-directed investments	301,602
$ (241,895)

NOTE 4. - PARTY-IN-INTEREST TRANSACTIONS

        Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services amounted to $42,631 for the year ended December 31, 2000. Investment loss from investments sponsored by Fidelity Management Trust Company amounted to $7,717,040 for the year ended December 31, 2000.

COMPUTER TASK GROUP, INCORPORATED 401(k) RETIREMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 2000

Shares	Description of Asset	Current Fair Value
	Trust Company:
1,977	Franklin Small Cap Growth Fund	$ 77,772
371,954	Fidelity Magellan Fund*	44,367,507
93,127	Fidelity Contrafund*	4,579,097
763	Fidelity Equity Inc Fund*	40,761
896,551	Fidelity Investment Grade Bond Fund*	6,419,310
544,327	Fidelity Growth and Income Fund*	22,916,203
240,263	Fidelity Overseas Fund*	8,257,837
436,291	Fidelity Balanced Fund*	6,627,266
142,596	Fidelity Blue Chip Fund*	7,347,980
348,049	Fidelity Asset Manager Fund*	5,854,190
784,634	Fidelity Asset Manager Growth Fund*	12,483,531
93,936	Fidelity Low-Priced Stock Fund*	2,171,794
122,804	Fidelity Asset Manager Income Fund*	1,440,487
86,121	Spartan U.S. Equity Index Fund*	4,031,342
242,545	CTG Stock Fund*	955,021
10,347,625	Fidelity Retirement Money Market Fund*	10,347,625
	Participant Loan Fund	2,551,621
		$140,469,344

*The above named institution is a party-in-interest.

EXHIBITS:

        Exhibit 23 - Consent of McGladdrey & Pullen LLP, Independent Auditors

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPUTER TASK GROUP, INCORPORATED 401(K) RETIREMENT PLAN (Full Title of the Plan)
Date: July 13, 2001	By:/s/ Rosemarie Weinstein Name: Rosemarie Weinstein Title: Member, Retirement Plan Committee

EXHIBIT 23

Consent of McGladrey & Pullen, LLP, Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-51162) pertaining to the Computer Task Group, Incorporated 401(K) Retirement Plan of our report dated June 15, 2001, with respect to the financial statements of the Computer Task Group, Incorporated 401(K) Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2000.

/s/ McGladrey & Pullen, LLP

Buffalo, New York
June 15, 2001